UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Pan American Lithium Corp.
(Name of Issuer)
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
69784P101
(CUSIP Number)

POSCO Canada Ltd.
650 W. Georgia Street Suite 2350
Vancouver, British Columbia
V6B 4N9
Canada

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69784P101

1	NAMES OF REPORTING PERSONS POSCO Canada Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Province of British Columbia

	7	SOLE VOTING POWER

NUMBER OF		10,522,090

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,522,090

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,522,090

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

*The foregoing percentage is calculated based on 53,093,510 shares of common stock of the Issuer outstanding as of September 14, 2011 after giving effect to the acquisition reported herein.

Item 1. Security and Issuer.
This statement of Schedule 13D (“Schedule 13D”) relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Pan American Lithium Corp., a corporation duly organized and existing under the laws of the Province of British Columbia (the “Issuer”). The principal executive office of the Issuer is located at Suite 110, 3040 N. Campbell Avenue, Tucson, AZ 85719.
Item 2. Identity and Background.
This Schedule 13D is being filed by the following person (“Reporting Person”):

Reporting Person	Place of Organization	Principal Business	Address Principal Office

POSCO Canada Ltd. (“POSCAN”)	British Columbia	Investing in mining resources	650 W. Georgia St. Suite 2350, Vancouver BC, V6B 4N9, Canada
During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds.
On September 14, 2011, pursuant to the Subscription Agreement (defined below), POSCAN purchased from the Issuer 10,522,090 common shares of the Issuer at C$0.136 per share, for an aggregate purchase price of $1,431,004.24 (the “Purchase Price”) as contemplated by the Private Placement Subscription Agreement, dated August 24, 2011 (the “Subscription Agreement”) between the Issuer and the Reporting Person.
Item 4. Purpose of Transaction
On August 24, 2011, pursuant to the Subscription Agreement, the Reporting Person agreed to purchase from the Issuer for investment purposes 10,522,090 shares (the “Investment”). As described below in Item 6, the Reporting Person may appoint one director (the “POSCAN Director”) to the Board of Directors of the Issuer, who is reasonably acceptable to the Issuer. For so long as the Reporting Person owns not less than 10% of the issued and outstanding Common Stock, the Reporting Person shall have certain information and other access rights.
Other than as described in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Company
(a) and (b) The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Item 2,3,4 and 6 hereof are incorporated herein by reference.
As of September 14, 2011, following the consummation of the transactions contemplated by the Subscription Agreement, the Reporting Person may be deemed to beneficially own 10,522,090 shares, representing approximately 19.8% of the issued and outstanding Common Stock of the Company, assuming that there are 53,093,510 shares of Common Stock outstanding on such date.
(c) Except as described in Item 3 above, there have been no transactions in the Issuer’s Common Stock by the Reporting Person during the last 60 days.
(d) No person is known by any Reporting to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
Subscription Agreement
On August 23, 2011, the Reporting Person entered into the Subscription Agreement, pursuant to which the Reporting Person agreed to acquire 10,522,090 shares in exchange for the Purchase Price. For so long as the Reporting Person owns at least 10% of the issued and outstanding Common Stock, the Issuer may not undertake certain actions without the approval of the Reporting Person including: a liquidation; merger or reorganization; a sale of all or substantially all of the Issuer’s assets; incurring indebtedness in excess of $1,000,000 (subject to certain exceptions); create or take any action that results in the Issuer’s holding the capital stock of any subsidiary that is not wholly owned (with certain exceptions); amend, alter, waive or repeal any provision of the organizational or charter documents of the Issuer; or substantially change the scope of the Issuer’s business.
Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

Exhibit 1	Private Placement Subscription Agreement, dated as August 23, 2011, between Pan American Lithium Corp. and POSCO Canada Ltd.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2011	POSCO CANADA LTD.
	By:	/s/ Yong Keun Kim
		Name:	Yong Keun Kim
		Title:	President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)